Harvest Energy Trust – News Release
(HTE.UN – TSX; HTE - NYSE)

HARVEST ACQUIRES 94.6% OF GRAND PETROLEUM SHARES

Calgary, August 10, 2007 (TSX: HTE.UN; NYSE: HTE) – Harvest Energy Trust ("Harvest") and Grand Petroleum Inc. ("Grand") announce that in addition to the 21,310,419 common shares of Grand acquired by Harvest on July 31, 2007, an additional 5,868,377 common shares have been tendered under the extended offer. Harvest has given instructions to the depository to take up and pay for all validly deposited shares of Grand under its extended offer. Subsequently, Harvest will hold 27,025,797 common shares of Grand representing approximately 94.6% of Grand's issued and outstanding shares. The previously announced offer by Harvest's wholly owned subsidiary, Harvest Grand Inc., to acquire all of the common shares of Grand at a price of $3.84 per share expired at 5:00 p.m. (Calgary time) on August 9, 2007.

Harvest Grand Inc. intends to acquire all of the remaining Grand shares not deposited under the Offer pursuant to the compulsory acquisition provisions of the Business Corporations Act (Alberta) and the shares will be de-listed from the TSXV.

Harvest is one of Canada's largest energy royalty trusts offering unitholders exposure to an integrated structure with upstream and downstream operations. We are focused on identifying opportunities to create and deliver value to unitholders through monthly distributions and unit price appreciation. With an active acquisition program and the technical approach taken to maximizing our assets, we strive to grow cash flow per unit. Harvest is a sustainable trust with current production from our oil and gas business weighted approximately 70% to crude oil and liquids and 30% to natural gas, and complemented by our long-life refining and marketing business. Harvest trust units are traded on the Toronto Stock Exchange ("TSX") under the symbol "HTE.UN" and on the New York Stock Exchange ("NYSE") under the symbol "HTE".

Investor & Media Contacts:

John Zahary	Robert Fotheringham
President & CEO	Chief Financial Officer

Cindy Gray
Manager, Investor Relations

Corporate Head Office:

Harvest Energy Trust
2100, 330 – 5th Avenue S.W.
Calgary, AB Canada T2P 0L4

Phone: (403) 265-1178
Toll Free: (866) 666-1178
Fax: (403) 265-3490
Email: information@harvestenergy.ca
Website: www.harvestenergy.ca